ICO, Inc.
1811 Bering Drive
Houston, Texas 77057
713-351-4100

May 11, 2009

Via U.S. mail and facsimile

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Attn:      Mr. John Cash

RE:          ICO, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2008
Form 10-Q for the Fiscal Quarter Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed January 23, 2009
File No. 001-08327

Dear Mr. Cash:

This letter is submitted on behalf of ICO, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporate Finance  (the “Staff”) of the Securities and Exchange Commission (“Commission”) contained in the letter addressed to Bradley T. Leuschner, Chief Financial Officer of the Company, dated April 7, 2009 (“Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended September 30, 2008 filed on December 10, 2008, the Company’s Form 10-Q for the fiscal quarter ended December 31, 2008 filed on February 6, 2009 and the Company’s Definitive Proxy Statement on Schedule 14A filed on January 23, 2009.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter, which are immediately followed by our responses thereto.

Form 10-K for the Fiscal Year Ended September 30, 2008

General

1.	In future filings, on the cover page, please disclose the name of each exchange on which your common stock is registered.

In future annual filings, we will disclose the name of each exchange on which our common stock is registered.  Our common stock currently is registered on the NASDAQ stock exchange.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 29
Financing Arrangements, page 30

2.	In future filings, disclose the amount outstanding in your $30 million revolving credit facility and disclose the financial covenant that was violated by your New Zealand subsidiary.

In future filings, we will disclose the amount outstanding on our Domestic revolving credit facility, and we will disclose the financial covenant that is violated under our debt agreements, if any.  As of September 30, 2008, there were $1.6 million of letters of credit and no borrowings outstanding under our domestic revolving credit facility, and the financial covenant that was violated by our New Zealand subsidiary related to a metric of profitability compared to interest expense.

Forward Looking Statements, page 32

3.
In future filings containing risk factor disclosures, please refrain from using qualifying or limiting statements, such as references to other risks of which you are currently unaware.  In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate.  Your risk factor disclosure should address all of the material risks that you face.  If you do not deem risks material, you should not make reference to them.

In future filings, we will refrain from using qualifying or limiting statements in our disclosure of risk factors.

Signatures, page 40

4.	In future filings, the principal accounting officer must sign the Form 10-K.

In future filings, we will have the Company’s principal accounting officer sign the Form 10-K.

Financial Statements, page F-1
Consolidated Balance Sheets, page F-3

5.
The amount that you classify as other current liabilities is greater than 11% of your total current liabilities in each period presented.  Please tell us what consideration you have given to the requirement to state separately any items that exceed 5% of total current liabilities.  Please refer to Rule 5-02 of Regulation S-X for guidance on this issue.

We review the individual items that make up the other current liabilities account for any item that exceeds 5% of total current liabilities.  As of September 30, 2008 and 2007, we did not have any individual item that exceeded 5% of total current liabilities that we did not disclose.

Condensed Financial Information – Parent Company Only, page F-28
Note 1 – Basis of Presentation, page F-31

6.	Please revise your reference in future filings to say “Rule 4-08(e)(3)” of Regulation S-X.

In future filings, we will revise our reference to say “Rule 4-08(e)(3)” of Regulation S-X.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Item 1. Financial Statements, page 3
General

7.
With a view towards future disclosure, please tell us how you have considered decreases in your market capitalization and operating losses in your ICO Asia Pacific segment in your goodwill impairment analysis.

Our annual goodwill impairment testing date is September 30.  In performing step one of our annual goodwill impairment test, we use our market capitalization as a reference point in assessing the overall reasonableness of the estimated fair value of our reporting units in the aggregate.

In assessing whether or not goodwill should be tested for impairment on an interim basis at each of our reporting units, we consider the collective weight of a number of data points including, but not limited to, the recent operating performances of our reporting units including factors that contributed to those performances (i.e. whether operating performances were reflective of the core operations or whether they were impacted positively or negatively by significant or unusual items of a non-recurring nature), the future prospects for our reporting units, the competitive landscape in the markets within which our reporting units operate, the legal and regulatory environment in the markets within which our reporting units operate, and the market performance of our common stock and the stocks of our peer companies within our industry.  We do not consider any single data point on its own to be an indicator that goodwill should be tested on an interim basis.  We will disclose these data points which we consider in our future filings.

During the quarter ended December 31, 2008, our evaluation of the collective weight of the data points discussed above did not indicate that it was necessary to test goodwill for impairment on an interim basis.  However, during the quarter ended March 31, 2009, the operating performance of and outlook for our Australia and New Zealand subsidiaries weakened, the competitive landscape became more challenging, and the market value for our stock continued to decline.  As a consequence we concluded that it was necessary to test goodwill for impairment on an interim basis during the quarter ended March 31, 2009.

In performing the goodwill impairment analysis as of March 31, 2009, we concluded the goodwill in our Australia and New Zealand reporting units was impaired.  Please refer to Note 10 in our March 31, 2009 10-Q for further information.

Item 2. Management’s Discussion and Analysis…, page 18

Liquidity and Capital Resources, page 25
Financing Arrangements, page 26

8.
We note your disclosure that since your financial covenants under your Credit Agreement are based on profitability, it is possible that you may violate one of the financial covenants.  Please revise future filings to include a more specific and comprehensive discussion regarding how the loss of the Credit Facility may impact your liquidity as well as management’s plan should you be unable to reach an agreement with your lender regarding a revision of your financial covenants.

In future filings, if applicable at the time of those filings, we will include a more specific and comprehensive discussion regarding how the loss of the Credit Facility may impact our liquidity and will include management’s plan if we are unable to reach an agreement with our lenders regarding revisions to our financial covenants for material indebtedness.

See Liquidity and Capital Resources on page 30 of our March 31, 2009 10-Q in which we provided a more specific and comprehensive discussion regarding how the loss of the Credit Facility would impact our liquidity.

9.
Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants contained within your foreign debt agreements.  Please revise future filings to present, for your most significant domestic and foreign financial covenants, your actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date.  Such a presentation will allow investors to more easily understand your current ability to meet and to continue to meet your financial covenants.

In future filings, we will provide a more specific and comprehensive discussion of the terms of covenants for foreign debt agreements we consider significant to the Company.  For those significant financial covenants under our domestic and foreign debt agreements, we will provide our actual ratios/amounts as of each reporting date.

See Liquidity and Capital Resources on pages 29 – 30 of our March 31, 2009 10-Q in which we provided a more specific and comprehensive discussion of the terms of the significant covenants contained within our foreign debt agreements as well as the actual ratios/amounts as of each reporting date.

Definitive Proxy Statement on Schedule 14A filed January 23, 2009

General

10.	In future filings, please provide disclosure pursuant to Item 407(e)(4) of Regulation S-K.

In future filings, we will provide the relevant disclosure pursuant to Item 407(e)(4) of Regulation S-K.  In our Definitive Proxy Statement on Schedule 14A filed January 23, 2009 (“2009 Proxy Statement”), the relevant disclosure would have been as follows:

“COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of the Compensation Committee in fiscal year 2008 or at present was or is an officer or employee of the Company or any of its subsidiaries, or was formerly an officer of the Company or any of its subsidiaries or had any relationships requiring disclosure by the Company.”

Annual Performance Compensation, page 16

11.
We note that following the end of fiscal year 2008, the Compensation Committee offered the each Executive Leadership Team member the option to cancel all or a portion of their respective cash bonus awards in exchange for an equivalent award of restricted stock.  In future filings, please discuss the purpose of such an offer.

Although we do not know at this time whether the Compensation Committee will make the same or a similar offer in the future, to the extent any type of offers are made, we will discuss the purpose of any such offers made by the Compensation Committee in future filings.

Compensation of the Business Unit Presidents…, page 19
Compensation of the Chief Financial Officer, page 21

12.	In future filings, please discuss the reasons for increases in the base salaries of named executive officers.

In future filings, we will discuss the reasons for any increase in the base salaries of our named executive officers.  Please note that Bradley T. Leuschner, our Chief Financial Officer, and Eric Parsons, the Business Unit President of our ICO Polymers North America division, were the only two named executive officers whose base salaries increased in 2008.  As discussed briefly on pages 21-22 of the 2009 Proxy Statement, Mr.

Leuschner’s base salary was increased on January 1, 2008 in connection with his promotion from Chief Accounting Officer to Chief Financial Officer of the Company.  Mr. Parsons’ base salary was increased on January 1, 2008 in order to bring his base salary more in line with those of the other Executive Leadership Team members.

13.
We note that for the annual incentive bonus, you have not disclosed each of the performance targets including the subjective components and the actual historical performance related to such targets for each of the business unit presidents who are named executive officers and the Chief Financial Officer.  As this information appears to be material, the only basis for withholding this information is set forth in Instruction 4 to Item 402(b) of Regulation S-K.  In future filings, please disclose your performance targets or tell us why the disclosure of these goals would result in you suffering substantial competitive harm consistent with this instruction.  In this regard, we direct your attention to and note that you should address in detail both the materiality to investors of the objectives and the likelihood that the disclosure of the objectives would cause substantial harm to your competitive position.  Finally, please note that we may have additional comments on whether you have met the standards for treating the information confidentially.

In future filings, we will disclose the referenced performance targets unless we determine that such performance targets are otherwise subject to withholding as set forth in Instruction 4 to Item 402(b) of Regulation S-K.  If we determine such performance targets are subject to withholding, we will discuss the materiality of such performance targets and why their disclosure would result in substantial competitive harm to the Company.  Please note that in some situations, we may determine that it is appropriate to disclose these performance targets, while in other situations such disclosure would result in substantial competitive harm to the Company.

Termination and Change-in-Control Provisions…, page 23 and 24

14.
In future filings, please consider reformatting the disclosure to provide information about the potential payouts in tabular format that shows the maximum payouts in the applicable circumstances.  We believe that such a presentation would make the disclosure concise and more accessible and would allow you to consolidate and simplify associated text.  See Section VI of Commission Release 33-8732A, which refers to the use of tabular presentations or bullet lists for complex material, wherever possible.

In future filings, we will reformat our disclosure to provide information about the potential payouts in tabular format.

Director Compensation table, page 11

15.
We note that there is no footnote number 8 in the table corresponding to the footnote 8 explanation following the table.  In future filings, please ensure that each footnote following your tabular disclosure correctly corresponds to footnote designations in the table.

In future filings, we will ensure that each footnote following our tabular disclosure correctly corresponds to footnote designations in tables.

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

We hope that our responses have answered your questions/comments.  If you have any further questions, please feel free to contact me at (713) 351-4188.

Sincerely,

/s/ Brad Leuschner

Brad Leuschner
Chief Financial Officer and Treasurer

BL